Exhibit 99.1

Affimed Mourns Passing of Chief Financial Officer Dr. Florian Fischer

Heidelberg, Germany, February 3, 2020 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today announced that Dr. Florian Fischer, Chief Financial Officer (CFO) of Affimed, passed away this weekend due to complications related to neoplasia.

Affimed CEO Dr. Adi Hoess said, “Everyone at Affimed is deeply saddened by this loss. Florian was a great partner and brought passion, leadership, commitment, as well as strong financial acumen to our company for 15 years. I am personally grateful to Florian for the significant role he played in Affimed becoming a NASDAQ-listed, publicly-traded biotechnology company. Affimed is currently in a strong financial position largely due to his leadership. All of us at Affimed will miss his warm-heartedness, energy, enthusiasm and sense of humor. Our sincere condolences go out to his family and friends.”

Chairman of the supervisory board at Affimed, Dr. Thomas Hecht, said, “Florian was an incredibly knowledgeable and skilled CFO, as well as a wonderfully kind and caring man. He was a dedicated and conscientious leader and part of the soul of Affimed. He will be widely missed both personally and professionally. The supervisory board, management team, and employees of Affimed deeply mourn his passing, and extend our heartfelt sympathy to his family.”

Dr. Fischer joined Affimed in 2005 as CFO on a part-time basis, and transitioned into the full-time CFO position at the company’s initial public offering in 2014. Prior to joining Affimed, Dr. Fischer served as CFO for Activaero GmbH and Vivendy Ltd., and was founder of MedVenture Partners.

Affimed has commenced a process with an executive search firm for a new permanent CFO. As part of the transition plan, the company announced that the experienced financial and biotechnology industry executive Harry Welten will assume the operating responsibilities of the CFO during the search and will continue to operate in that capacity until a permanent successor has been appointed. Mr. Welten has more than 20 years of U.S. and European executive management experience in the biotechnology, pharmaceutical and banking industries, and has served as CFO for several publicly-traded biotechnology companies, including Kuros Biosciences AG (formerly Cytos Biotechnology AG), Horizon Pharma AG (formerly Nitec Pharma AG) and Arpida AG.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The Company is developing single and combination therapies to treat hematologic and solid tumors. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the U.S. Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor and Media Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

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